Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Major Operating Data of the 2022 First Three Quarters

According to Rule 15 of the Self-regulatory Guidelines of the Shanghai Stock Exchange for Listed Companies No.3 - Industry Information Disclosure No.13 - Chemical Industry, Sinopec Shanghai Petrochemical Company Limited (the “Company”, together with its subsidiaries, the “Group”) hereby announces the major operating data for the nine months ended 30 September 2022 as follows:

I.	Operating data of major products in the 2022 first three quarters

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (RMB1,000)
Petroleum products
Diesel	155.46	155.59	11,231,480
Gasoline	180.14	180.02	16,119,814
Jet Fuel note 1	52.37	42.06	2,665,292
Intermediate petrochemicals
PX note 2	40.85	41.11	3,122,028
Benzene note 1	20.76	20.17	1,454,929
Ethylene Glycol note 2	6.13	3.97	177,182
Ethylene Oxide	15.90	15.61	1,044,428
Ethylene note 2	41.45	—	—
Resins and plastics
PE	27.55	26.89	2,449,373
PP	27.87	26.10	2,164,072
Polyester chips note 1 note 2	7.20	7.15	475,055
Synthetic fibers
Acrylics	1.31	1.41	229,129

Note 1: Sales volume excludes materials processed on a sub-contract basis.

Note 2: Part of the difference between the production volume and sales volume is for internal use.

The above data for sales volume and sales revenue does not include the data for the Group’s trading of petrochemical products.

II.	Change in prices of major products and raw materials in the 2022 first three quarters

Unit: RMB/ton

Product	The average price in the 2022 first three quarters	The average price in the 2021 first three quarters	Year-on-year change	Quarter-on-quarter change*
Diesel	7,219	5,151	40.14%	1.15%
Gasoline	8,954	7,139	25.43%	1.29%
Jet Fuel	6,336	3,515	80.27%	4.94%
Ethylene	—	—	—	—
PX	7,594	5,576	36.18%	0.08%
Benzene	7,212	5,973	20.75%	-0.69%
Ethylene Glycol	4,463	4,652	-4.06%	-0.92%
Ethylene Oxide	6,692	6,570	1.85%	0.00%
PE	9,109	8,521	6.90%	-2.54%
PP	8,293	8,754	-5.27%	-0.58%
Polyester chips	6,646	5,457	21.79%	-0.52%
Acrylics	16,271	15,626	4.13%	-4.48%
Raw material	The average processing cost in the 2022 first three quarters	The average processing cost in the 2021 first three quarters	Year-on-year change	Quarter-on-quarter change*
Crude oil	4,617	3,048	51.47%	1.69%

*	Prices in the 2022 third quarter compared with that in the 2022 second quarter

III.	Miscellaneous

The above-mentioned operating data was calculated based on the internal statistics of the Company and is intended to provide an overview of the production and operation of the Company to the investors on a timely basis. The operating data is unaudited and does not make any express or implied forecasts or guarantees in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 24 October 2022

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.

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